Exhibit 99.1

Press Release

DirectBooking Technology Co., Ltd. Obtains Shareholder Approval for All Four Resolutions at 2025 Annual General Meeting

Hong Kong, December 16, 2025 — DirectBooking Technology Co., Ltd. (“DirectBooking” or the “Company”) (Nasdaq: ZDAI), an exempted company incorporated in the Cayman Islands with core businesses in AI applications, digitalized wine distribution, transportation and construction engineering services, today announced that its 2025 Annual General Meeting of Shareholders (the “AGM”) was duly convened and all resolutions submitted for shareholder approval were passed.

The AGM was held at 9:00 a.m. on December 14, 2025 at Room 2912, 29/F, New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. Upon consideration of the matters presented, shareholders approved the resolutions as summarized as follows:

Proposal 1: Approval of Share Capital Changes

Shareholders approved an ordinary resolution to amend authorised share capital of the Company in the following manner and sequence with immediate effect (“Share Capital Changes”):

(a)	increase the Company’s authorized share capital from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each to US$250,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00005 per share;
(b)	4,000,000,000 authorised ordinary shares of par value US$0.00005 each (including all of the existing issued ordinary shares) in the Company be redesignated and re-classified as 4,000,000,000 class A ordinary shares of par value US$0.00005 each ,where the rights of the existing ordinary shares shall be the same as such class A ordinary shares;
(c)	1,000,000,000 authorised but unissued ordinary shares of par value of US$0.00005 each in the Company be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value US$0.00005 each, which will be entitled to fifty (50) votes per share, with the rights and privileges as set out in the Second Amended M&A (as defined below) be created, such that the authorised share capital of the Company shall become US$250,000 divided into (i) 4,000,000,000 class A ordinary shares of par value US$0.00005 each and (ii) 1,000,000,000 class B ordinary shares of par value US$0.00005 each.

Proposal 2: Adoption of Amended and Restated Memorandum and Articles

Shareholders approved, by special resolution, the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the existing memorandum and articles of association with effect upon the Share Capital Changes taking effect.

Proposal 3: Approval of Share Consolidation

Shareholders approved an ordinary resolution following the Share Capital Changes and conditional upon the approval of the Board, on an effective date within one calendar year after the conclusion of the Meeting to be determined by the Board (the “Share Consolidation”):

(a)	every one thousand class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two as the Board may determine in its sole discretion, be consolidated into one class A ordinary share and every one thousand class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two as the Board may determine in its sole discretion, be consolidated into one class B ordinary share, where such consolidated Class A Ordinary Shares and Class B Ordinary Shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class B ordinary shares of the Company as set out in the Second Amended M&A;
(b)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares as resulted from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and
(c)	the Board be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation.

Proposal 4: Technical Amendments to the Articles

Shareholders approved, by special resolution, subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

Company Statement

DirectBooking Technology Co., Ltd. stated that the approval of all four resolutions lays an important foundation for optimizing the Company’s future capital structure and enhancing corporate governance, and will support the Company in advancing its transformation plans and achieving its long-term objective of empowering traditional industries through technology.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical or current fact are forward-looking statements, including but not limited to statements regarding matters to be considered at the AGM, the Company’s future business strategies, growth prospects, market opportunities, operating plans and financial condition. Forward-looking statements can be identified by words or phrases such as “estimate,” “plan,” “project,” “intend,” “will,” “expect,” “believe,” “seek,” “target” and similar expressions that predict or indicate future events or trends, or that are not statements of historical matters. These statements are based on various assumptions (whether or not identified in this press release) and reflect the Company management’s current expectations, and are not guarantees of actual performance.

The Company cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”). There may also be additional risks that the Company currently does not know or believes to be immaterial that could cause actual results to differ from those contained in any forward-looking statement. In light of these material uncertainties, nothing in this press release should be regarded as a representation by any person that the results set forth in the forward-looking statements will be achieved or that any of the expected results of such forward-looking statements will be realized. The forward-looking statements in this press release represent the Company’s views as of the date of this press release. Subsequent events and developments may cause these views to change. Although the Company may elect to update these forward-looking statements at some point in the future, it has no current intention to do so, except as required by applicable law. Accordingly, you should not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this press release.

For more information, please contact:

tanyu@primegaghl.com